EXHIBIT 99.1

News Release dated February 18, 2014, Suncor Energy amends Normal Course Issuer Bid

News Release

FOR IMMEDIATE RELEASE

Suncor Energy amends Normal Course Issuer Bid

Calgary, Alberta (Feb. 18, 2014) – Suncor today announced it has received approval from the Toronto Stock Exchange (TSX) to amend its existing Normal Course Issuer Bid (the NCIB) effective as at the close of markets on February 21, 2014 through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that Suncor may increase the maximum number of common shares that may be repurchased from approximately $1.8 billion, or approximately 4% of the public float as at July 29, 2013, to approximately $2.8 billion, or approximately 7.4% of the public float as at July 29, 2013. The decision to increase the NCIB was previously announced with Suncor’s fourth quarter release on February 3, 2014. No other terms of the NCIB have been amended.

Suncor has already repurchased approximately $1.1 billion of common shares under the NCIB since August 5, 2013. Pursuant to the NCIB, Suncor has agreed that it will not purchase more than 111,121,897 common shares, of which 30,554,571 common shares have already been purchased between August 5, 2013 and January 31, 2014.

The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders.

From February 1, 2013 to August 4, 2013, under Suncor’s previous normal course issuer bid, Suncor successfully completed the purchase of approximately $730 million worth of its common shares (23,641,600) at a weighted average price of $31.02 per common share.

Subject to the ‘block purchase exemption’ that is available to Suncor for regular open market purchases under the NCIB, Suncor and the financial institution will limit daily purchases of Suncor common shares on the TSX in connection with the NCIB to no more than 25% (915,214) of the average daily trading volume of Suncor’s common shares on the TSX during any trading day.

In the future, Suncor may enter into a new automatic share purchase plan in relation to purchases made under the NCIB.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com